October 20, 2023

VIA EDGAR

Division of Corporation Finance

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Perry Hindin and Blake Grady

Re:	Safeguard Scientifics, Inc.

Schedule 13E-3 filed October 5, 2023

File No. 005-19574

Preliminary Proxy Statement on Schedule 14A filed October 5, 2023

File No. 001-05620

Dear Messrs. Hindin and Grady:

This letter sets forth responses of Safeguard Scientifics, Inc. (the “Company”) to the comments contained in the letter, dated October 16, 2023 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s Schedule 13E-3 filed on October 5, 2023, File No. 005-19574 (“Schedule 13E-3”), and Preliminary Proxy Statement on Schedule 14A filed on October 5, 2023, File No. 001-05620 (“Proxy Statement”).

To facilitate your review, the text of the Staff’s comments is set forth below in bold italics followed by the Company’s response, and the headings and comment numbers in this letter correspond to the headings and comment numbers in the Comment Letter. Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to Schedule 13E-3 (“Schedule 13E-3 Amendment”) and Amendment No. 1 to the Proxy Statement (“Proxy Statement Amendment”) to address comments from the Staff as set forth below.

Schedule 13E-3 filed October 5, 2023

General

1.	We note your disclosure on page 26 that “[f]rom March to July 2023, Safeguard was engaged in the process of negotiating a potential transaction with Party A.” However, in Item 5(c) of your Schedule 13E-3, you state that Item 1005(c) of Regulation M-A, which requires disclosure of certain “negotiations or material contacts concerning the matters referred to in paragraph (b) of [Item 1005] during the past two years,” is “[n]ot applicable.” Given this apparent discrepancy, please revise or advise.

In response to the Staff’s comment, the Company has revised the disclosure on page 25 of the Proxy Statement Amendment and in Item 5(c) of Schedule 13E-3 Amendment.

2.	We note the disclosure in your definitive proxy statement, filed on April 6, 2023, that “Safeguard’s shareholders have cumulative voting rights under the Pennsylvania Business Corporation Law,” and that “[c]umulative voting applies only in the election of directors.” In this respect, please revise the section of the preliminary proxy card regarding cumulative voting or advise.

In response to the Staff’s comment, the Company has removed references to cumulative voting rights in the preliminary proxy card included in the Proxy Statement Amendment.

Fairness of the Stock Splits to Effect the Transaction, page 35

3.	Each presentation, discussion or report received by the Company or an affiliate from an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. If such materials are written, they should be filed as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. This requirement applies to both preliminary and final reports. In this respect, we note your disclosure that “the Board did not formally request or rely on a fairness opinion on behalf of unaffiliated shareholders or potential Cashed Out Shareholders,” (emphasis added) although Safeguard “has worked extensively with independent financial advisors on its portfolio valuation methodologies.” Please advise whether written materials requiring filing as exhibits were provided in connection with the Company’s work with such financial advisors.

In response to the Staff’s comment, the Company has revised the disclosure on page 36 of the Proxy Statement Amendment.

4.	We note your disclosure that “[f]or purpose of calculating the Cash Payment, Safeguard used the average of the $25.0 million to $45.0 million range -- $35 million -- in its calculations, factoring in estimates of … an appropriate discount rate applied to those cash flows.” Disclose such discount rate.

In response to the Staff’s comment, the Company has revised the disclosure on page 35 of the Proxy Statement Amendment.

5.	The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to include the factors described in clauses (iii), (iv) and (vi) of Instruction 2 to Item 1014 or explain why such factor was not deemed material or relevant to the registrant’s fairness determination.

In response to the Staff’s comment, the Company has revised the disclosure on page 36 of the Proxy Statement Amendment.

Security Ownership of Certain Beneficial Owners and Management, page 53

6.	We note in footnote (2) on page 53 Mr. DeMont’s disclaimer of beneficial ownership “except to the extent of his pecuniary interest therein.” Similar disclosure appears in footnote (3). Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise.

In response to the Staff’s comment, the Company has revised the disclosure in footnotes (2) and (3) on page 53 of the Proxy Statement Amendment.

7.	Disclose where and how the transactions described on page 54 were effected. Refer to Item 1008(b)(5) of Regulation M-A.

In response to the Staff’s comment, the Company has revised the disclosure on page 54 of the Proxy Statement Amendment.

Shareholder Proposals, page 66

8.	Please disclose the dates required to be disclosed pursuant to Item 1(c) of Schedule 14A and Rule 14a-5(e).

In response to the Staff’s comment, the Company has revised the disclosure on page 66 of the Proxy Statement Amendment.

Please contact the undersigned at (610) 293-0600 should you require further information or have any questions.

Sincerely,

/s/ Eric C. Salzman

Eric C. Salzman
Chief Executive Officer

cc:	Yelena Barychev, Blank Rome LLP

Shaun Snitman, Blank Rome LLP

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